SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 8th January, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date  January 8, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining concludes 2003 Abitibi drilling campaign with two new gold discoveries

Toronto, Ontario, (January 8, 2004) – Twin Mining Corporation (TWG – TSX) is pleased to report the completion of the Autumn drilling campaign on the Normar, Mouskor, Malartic "H" and Malartic "H" Annex properties optioned from Breakwater Resources Ltd. (see press release of September 11, 2003). This campaign succeeded in detecting two new mineralized areas on Normar, at least one of which has potential for an economic concentration of gold (TMN-03-07, TMN-03-08 and TMN-03-31). The latter anomalous zone has an indicated width of approximately 100 meters, a strike length of more than 500 meters and an apparent steep northerly dip. Because of occurrence within a few hundred meters of the north boundary of the Normar property, 68 claims (1, 083 hectares) have been staked to protect the depth and strike extension potential which the Company plans to test in 2004. These claims bridge a gap between Normar and Cambior’s Doyon mine property to the east.

Normar: 31 holes (11,008 m)

Overall continuity of known prospects was confirmed and grade and thickness did not change. To complement the investigation of the known prospects, profiles were drilled across other areas of favourable geology on the property.

Three "profile" holes drilled into a package of intrusive highly altered tonalite intersected gold values which showed a more than eightfold increase in the lower 40 meters from hole # TMN-03-07 to hole # TMN-03-08 approximately 130 meters vertically below (see grade comparison table on website). The third hole, TMN-03-31, collared 400 meters to the west, encountered 148.7 meters of tonalite and produced a 1.5 m intersection of 5.67 g/t Au (3.82 g/t Au pulp check assay).

Another "profile" hole to the north of the Paquin East zone, TMN03-19 (see press release September 11, 2003), returned an uncut assay of 44.7 g/t Au from a 0.6 m interval within a 12.5 m intersection containing numerous blue to smokey quartz injection veinlets and veins, sericitic alteration and silicification, arsenopyrite (locally > 5%), pyrrhotite and pyrite. Most sulphides are fine grained and mainly in altered dark siltstone at the margin of the quartz veins. This intersection is more sulphide-rich and stratigraphically separated by at least 150 m from Paquin East.

Mouskor: 10 holes (2,191 m) and Malartic "H" and Malartic “H” Annex : 20 holes (9,392 m)

Gold zones referenced in previous press releases (see press release September 11 and October 7, 2003) were tested at depth, as were several geophysical targets. Overall continuity was confirmed while grade and thickness did not change. All holes were drilled with BQ core (36.5-mm diameter).

Mr. Dallas W. Davis, P.Eng. of Dalmin Corporation, is Twin Mining’s Qualified Person for the design, execution and interpretation of the Abitibi gold exploration program. The Normar property results were also reviewed by Roscoe Postle Associates Inc.

Twin Mining, in addition to exploring the Abitibi gold projects is developing the Atlanta Gold Project in Idaho, exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact: Hermann Derbuch, P.Eng.,

    Chairman, President & CEO

                                                    Tel.: (416) 777-0013   Fax: (416) 777-0014

                                          E-mail: info@twinmining.com

For historical property information supplied by Breakwater, please see Twin Mining's web site www.twinmining.com

	NORMAR Property
	Grade Comparison Tables (holes #TMN-03-07 and TMN-03-08)

Hole No.	Easting	Northing	Azimuth	Dip	Tonalite	Interval	Gold
	(m, NAD 83)	(m, NAD 83)	(degrees)	(degrees)	From - To (m)	(m)	(ppb)
TMN-03-07	676346	5344662	180	-50	7.0 - 22.5	15.50	86
					22.5 - 37.5	15.00	88
					37.5 - 52.5	15.00	37
					52.5 - 67.5	15.00	50
					67.5 - 82.5	15.00	32
					82.5 - 101.58	19.08	23
		Weighted average			7.0 - 101.58	94.58	51
		Weighted average			67.5 - 101.58	34.08	27

TMN-03-08	676360	5344824	180	-50	150.3 - 165.0	14.70	439
	150.3 - 165.0 m includes 1.46 g gold/t over 1.5 m				165.0 - 180.0	15.00	102
	210.0 - 225.0 m includes 1.52 g gold/t over 1.5 m				180.0 - 195.0	15.00	189
					195.0 - 210.0	15.00	61
					210.0 - 225.0	15.00	258
					225.0 - 240.0	15.00	266
					240.0 - 249.9	9.90	161
		Weighted average			150.3 - 249.9	99.60	213
		Weighted average			210.0 - 249.9	39.90	237

	Significant Assay Results (holes #TMN-03-31 and TMN-03-19)

TMN-03-31	675966	5344879	215	-45	59.5 - 60.0	0.50	34
					60.0 - 61.5	1.50	102
3.82 g gold/t check analysis on pulp from 61.5 - 63.0 m					61.5 - 63.0	1.50	5666
					63.0 - 70.5	7.50	85
					70.5 - 208.15	137.65	awaited

					Mineralization	Interval	Gold
					From - To (m)	(m)	(g/t)
TMN-03-19	676735	5344347	180	-45	466.24 - 466.54	0.30	3.83
					474.50 - 475.44	0.90	1.41
					479.00 - 480.13	1.13	0.24
				uncut	480.13 - 480.73	0.60	44.70
					480.73 - 481.30	0.57	1.17
					514.50 - 516.00	1.50	0.18
					516.00 - 516.40	0.40	0.41
					516.40 - 517.55	1.15	1.12
					517.55 - 519.00	1.45	0.13
					519.00 - 520.50	1.50	1.31
					520.50 - 522.00	1.50	0.35
					522.00 - 523.50	1.50	0.03
					523.50 - 524.20	0.70	0.36
					524.20 - 525.00	0.70	0.12